File No. 70-9793

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS AMC

                                Amendment No. 10
                        (Post-Effective Amendment No. 7)
                                       to
                                    FORM U-l
                             APPLICATION/DECLARATION
                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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                                FIRSTENERGY CORP.
                           FIRSTENERGY SERVICE COMPANY
                              OHIO EDISON COMPANY
                  THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
                           THE TOLEDO EDISON COMPANY
                           PENNSYLVANIA POWER COMPANY
                      JERSEY CENTRAL POWER & LIGHT COMPANY
                         PENNSYLVANIA ELECTRIC COMPANY
                          METROPOLITAN EDISON COMPANY
                              76 South Main Street
                                Akron, Ohio 44308

       (Names of companies filing this statement and address of principal executive office)
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                                FirstEnergy Corp.

          (Name of top registered holding company parent of applicant)
        -----------------------------------------------------------------

         Leila L. Vespoli,                       Douglas E. Davidson,
         Senior Vice President and General       Esq.
         Counsel                                 Thelen Reid & Priest LLP
         FirstEnergy Corp.                       40 West 57th Street
         76 South Main Street                    New York, New York 10019
         Akron, Ohio 44308
       ------------------------------------------------------------------

                   (Names and addresses of agents for service)


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        FirstEnergy Corp., FirstEnergy Service Company, Ohio Edison Company, The
Cleveland  Electric   Illuminsting   Company,  The  Toledo  Edison  Company  and
Pennsylvania Power Company, Jersey Central Power & Light Company, Metropolitan Edison Company, Pennsylvania Electric Company (collectively "Applicants") hereby amend in its entirety Amendment No. 9 (Post-Effective Amendment No. 6) to Form U-1 filed by FirstEnergy Corp., FirstEnergy Service Company and GPU Service, Inc. ("GPU Service") in docket No. 70-9793 on May 29, 2003 as follows:

ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTIONS.

        A. Background. By Order dated October 29, 2001 in this proceeding (Holding Co. Act Release No. 27459) (the "Merger Order"), as supplemented by orders dated November 8, 2001 (Holding Company Act Release No. 27483) and December 23, 2002 (Holding Company Act Release No. 27628), the Commission authorized the merger between FirstEnergy Corp. ("FirstEnergy"), an Ohio corporation, and GPU, Inc. ("GPU"), a Pennsylvania corporation. The merger became effective on November 7, 2001, with FirstEnergy as the surviving entity, and FirstEnergy registered under the Act as a holding company on the same day. As a result of the merger, FirstEnergy directly or indirectly owns all of the outstanding common stock of ten electric utility subsidiaries, Ohio Edison Company ("Ohio Edison"), The Cleveland Electric Illuminating Company ("Cleveland Electric"), The Toledo Edison Company ("Toledo Edison"), American Transmission Systems, Incorporated, Jersey Central Power & Light Company ("JCP&L"), Pennsylvania Electric Company ("Penelec"), Metropolitan Edison Company ("Met-Ed"), Pennsylvania Power Company ("Penn Power"), York Haven Power Company, and The Waverly Electric Power & Light Company, which together provide service to approximately 4,300,000 retail and wholesale electric customers in a 37,200 square-mile area in Ohio, New Jersey, New York and Pennsylvania; and one gas utility subsidiary, Northeast Ohio Natural Gas Corp. ("Northeast"), which provides gas distribution and transportation service to approximately 5,000 customers in central and northeast Ohio. FirstEnergy's electric and gas utility subsidiaries are referred to herein collectively as the "Utility Subsidiaries."

        FirstEnergy also directly owns all of the issued and outstanding common stock of FirstEnergy Service Company ("ServeCo"), an Ohio corporation, which was organized in 2001 in order to become a new service company subsidiary of FirstEnergy. On June 1, 2003, GPU Service, Inc. ("GPU Service"), a Pennsylvania corporation, which was formerly a direct service company subsidiary of GPU, and was, until then, a direct subsidiary of FirstEnergy, was merged into ServeCo. FirstEnergy also directly or indirectly holds investments in numerous non-utility subsidiaries that are engaged in a variety of energy-related, exempt, or otherwise functionally related non-utility businesses (collectively, the "Non-Utility Subsidiaries"), including FirstEnergy Generation Corp. ("GenCo") and FirstEnergy Nuclear Operating Company ("FENOC"). Reference is made to Appendix A to the Merger Order for a description of these Non-Utility Subsidiaries. The Utility and Non-Utility Subsidiaries of FirstEnergy are collectively referred to herein as the "Subsidiaries."

        Under the Merger Order, the Commission granted FirstEnergy a temporary exemption under its rules in order to enable FirstEnergy to continue to provide

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

to the pre-merger Subsidiaries of FirstEnergy certain common corporate services,1 until such time as all of the service functions performed by FirstEnergy and GPU Service have been consolidated in ServeCo.2 The Merger Order specified that ServeCo would begin at least minimal operations within 90 days following closing of the merger, and that all service functions of FirstEnergy and GPU Service would be transferred to ServeCo not later than February 1, 2003. Employees of FirstEnergy were transferred to ServeCo by January 1, 2002 and FirstEnergy no longer has any employees and no longer provides any services. Through May 31, 2003, GPU Service continued to use the allocation methods and policies and procedures GPU Service ("GPU Methods") used prior to the Merger. By Supplemental Order dated January 31, 2003 (Holding Company Act Release No. 27647), the Commission authorized an extension of time until June 1, 2003 for full compliance of ServeCo's activities in order to coincide with FirstEnergy's implementation of the SAP Enterprise IT Solution project.3 On June 1, 2003, GPU Service was merged into ServeCo. By Supplemental Order dated June 2, 2003 (Holding Company Act Release No. 27682) (the "June 2 Order"), the Commission granted an additional one month extension to June 30, 2003, authorizing the FirstEnergy System to continue its service company activities. Since June 1, 2003, ServeCo has been functioning as the FirstEnergy System service company in accordance with the arrangements described herein.

        ServeCo's authorized capitalization consists of 850 shares of common stock with no par value, of which one (1) share is issued and outstanding and held by FirstEnergy. ServeCo will derive substantially all of its needs for additional working capital from borrowings under FirstEnergy's non-utility money pool (as authorized in the Merger Order) and/or additional equity investments by FirstEnergy pursuant to Rule 45(b)(4) or Rule 52(b), as applicable.

        B. Summary of Requested Action. Filed herewith as Exhibit N-7 is the proposed form of Service Agreement, including cost allocation methods, which ServeCo proposes to enter into with FirstEnergy and each Subsidiary that requests services. In addition, FirstEnergy requests authorization, through August 1, 2006, for a separate Service Agreement in the form filed herewith as Exhibit N-8 among certain of its Ohio Utility Subsidiaries and Penn Power which will enable these Utility Subsidiaries to render certain services to each other, all as further described below. Exhibit N-9 is ServeCo's Policies and Procedures
--------------------
1 These services include: energy supply management of the bulk power and natural gas supply, fuel procurement, coordination of gas and electric systems, maintenance, construction and engineering work; customer billing; materials management; facilities management; human resources; finance; accounting; internal auditing; information systems; corporate planning and research; public affairs; legal; environmental matters; and executive services.
2 The Merger Order states that FirstEnergy will file a separate application with the Commission on or before September 1, 2002 (extended upon request to the Staff to October 15, 2002) to seek authorization for ServeCo to consolidate service company functions now performed by FirstEnergy and GPU Service, including a form of the proposed service agreement, policies and procedures and cost allocation methods to be used by ServeCo.
3 SAP is an Enterprise Resource Planning(ERP) system that links and coordinates business processes. It will replace existing systems in Human Resources, Finance, Supply Chain, Distribution and Fossil/Nuclear areas, and will be used to manage work, share information, track customer accounts, and meet other business needs.

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Manual (the  "ServeCo  Manual").  By June 1, 2003,  all personnel of GPU Service were transferred to and became  employees of either ServeCo.,  or in the case of
certain  GPU  Service   employees  who  provide  service  only  to  one  Utility
Subsidiary, to the appropriate Utility Subsidiary. Upon full implementation of this reorganization, it is expected that ServeCo will have approximately 3,580 employees in multiple locations organized in thirty departments. Applicants now seek an order (1) authorizing the consolidation of FirstEnergy's service company functions in ServeCo, (2) approving ServeCo's policies and procedures, (3) approving the Service Agreement, the form of which is attached hereto as Exhibit N-7 and (4) approving, through August 1, 2006, the Utility-to-Utility Service Agreement, the form of which is attached hereto as Exhibit N-8. Because the New Jersey Board of Public Utilities ("NJBPU") has not yet approved JCP&L's petition seeking authority for it to enter into the Service Agreement, Applicants request that the Commission reserve jurisdiction with respect to JCP&L's participation thereunder and extend the interim authority granted in the June 2 Order with respect to JCP&L until the NJBPU approves JCP&L's participation in the Service Agreement.

        C. Services to be rendered by ServeCo. Following the proposed consolidation of service functions in ServeCo, ServeCo will enter into a Service Agreement with FirstEnergy, each of the Utility Subsidiaries, and each other associate company in the FirstEnergy system that requests services from ServeCo. The Service Agreement will be in the form attached hereto as Exhibit N-7. ServeCo will provide its associate companies with services in the following departments, which are described in fuller detail in Exhibit A to the Service
Agreement: administrative services, business development, call center, claims, communications, controllers, corporate and shareholder services, corporate affairs and community involvement, credit management, energy delivery and customer service, economic development, enterprise risk management, FirstEnergy technologies, technology and support services, governmental affairs, human resources, industrial relations, information technology, insurance services, internal audit, investment management, investor relations, legal, performance planning, rates and regulatory affairs, real estate, supply chain, transmission & distribution technical services, treasury and workforce development.

        Services rendered by ServeCo will be rendered at cost in accordance with Rules 90 and 91. The costs of services provided by ServeCo will be directly assigned, distributed or allocated by work order numbers (or equivalent cost collectors, collectively, "workorders")4 in accordance with the SEC's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies. The primary basis for charges to associate companies is the direct charge method. Other costs that are not directly assigned, including overheads and other general administrative costs which will include costs of operating
--------------------
4 There are four cost collectors which are equivalent to work orders: "orders", "cost centers", "networks" and "work breakdown structures" ("WBSs"). Orders include work orders, sales orders, internal orders and service orders. Each employee will be assigned to a cost center which will be responsible for collecting routine costs. WBSs are analogous to work orders and can be used for projects exceeding certain dollar thresholds or durations, or which involve investing in capital assets. To ensure proper recordkeeping, each employee will be required to charge time against a designated order, network, WBS or cost center number.

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ServeCo as a separate corporate entity, will be allocated to associate companies using one or a combination of the methods of allocation that are described in Exhibit "A" to the Service Agreement.

        ServeCo will maintain its accounts, cost-accounting procedures and other records in accordance with the requirements of the Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies. ServeCo will file an annual report on Form U-13-60 in accordance with Rule 94.

        As provided in the Merger Order, and for so long as FirstEnergy remains a "registered holding company" under PUHCA, no change in the organization of ServeCo, the type and character of the companies to be serviced, the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until ServeCo shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify ServeCo within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until the ServeCo shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

        1.    Cost Allocation Methodology

        ServeCo categorizes costs of services provided to affiliates into three primary categories. Directly Assignable costs represents expenses incurred for activities and services exclusively for the benefit of one affiliate, and in many respects, are captured through individual department workorder systems for specific project billing purposes. Directly Attributable costs represent expenses incurred for activities and services that benefit more than one affiliate and which can be assigned using direct measures of costs causation. The majority of costs incurred by ServeCo fall into the above two categories.

        By the very nature of a service corporation, a portion of ServeCo's expenses will not be directly related to specific current operations or functions of individual Subsidiaries. Nor are these costs amenable to many of the cost accounting procedures, which frequently concentrate upon identification of variable, fixed and semi-fixed costs. Accordingly, it is necessary to develop formulae that recognize the overall contribution of ServeCo to both the current and future operations of the FirstEnergy system. After all direct charges have been made, the remaining costs (Indirect Costs) in each department in ServeCo must be fairly and equitably allocated among FirstEnergy and the Subsidiaries.

        As a registered public utility holding company, FirstEnergy's primary business is that of owning and operating electric public utilities. As the electric industry moves through restructuring to permit competition in business areas once the sole province of historical monopolies, FirstEnergy has begun to enter competitive energy and energy services businesses to the extent permitted by state and federal restrictions. Codes of conduct govern the relationship

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between the Utility  Subsidiaries and their affiliated  competitive  businesses, namely, the Non-Utility Subsidiaries. As a public utility holding company, FirstEnergy has invested capital for infrastructure over many years in the Utility Subsidiaries so that they may develop the support services necessary to
serve  their  customers.   The  costs   associated  with  these   infrastructure
investments (e.g., accounting and human resources systems, telephone circuits and other communications equipment, mainframe CPU, printers and data storage
development   tools  and  client  servers  and  storage  not  dedicated  to  the competitive unit) were originally incurred, and would continue to be incurred, regardless of whether or not the Non-Utility Subsidiaries were part of FirstEnergy. These Indirect Costs will be allocated among all of FirstEnergy's Subsidiaries using a multi-variable formula, which gives weight to more than one measure of the size of the various Subsidiaries' operations within the FirstEnergy system, and is particularly relevant under these circumstances. This formula is not intended to effect, and will not result in, the allocation of these Indirect Costs exclusively to the Utility Subsidiaries.

        In accordance with Rule 90(b), ServeCo will direct charge its associate companies for all costs of products and services where possible. The costs of products and services provided by ServeCo that cannot be charged directly to the Subsidiary or Subsidiaries receiving the product or service will be allocated among all Subsidiaries (and FirstEnergy, where applicable) by utilizing one of the methods described below. The key determinants in assigning the allocation methods were the business operations of the Subsidiary or Subsidiaries receiving the benefit of the product and service, and the associated cost driver for each product and service. FirstEnergy has developed eighteen methods of allocation for charging a share of the Indirect Costs to the Subsidiaries benefiting from the particular product or service being provided:

                a. "Multiple Factor - All" - For the Indirect Costs for products or services benefiting the entire FirstEnergy system, FirstEnergy and all Subsidiaries will bear a fair and equitable portion of such costs. FirstEnergy will bear 5% of these Indirect Allocations. The remaining Indirect Allocations will be allocated among the Utility Subsidiaries and the Non-Utility Subsidiaries benefiting from the services provided, based on FirstEnergy's equity investment in the respective groups. A subsequent allocation step will then occur. Among the Utility Subsidiaries, allocations will be based upon the "Multiple Factor - Utility" method. Among the Non-Utility Subsidiaries, allocations will be based upon the "Multiple Factor - Non-Utility" method. This allocation method will be used by the following ServeCo departments: Executive, Communications, Controllers, Credit Management, Claims, Enterprise Risk Management, Internal Audit, Investment Management, Investor Relations, Real Estate, Treasury, Legal and Performance Planning.

                b. "Multiple Factor - Utility" - For the Indirect Costs for a product or service solely benefiting one or more of the Utility Subsidiaries, each such Utility Subsidiary so benefiting will be charged a portion of the Indirect Costs based on the sum of the weighted averages of the following factors:

                1.  Gross transmission and/or distribution plant
                2. Operating and maintenance expense excluding purchase power and fuel costs

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                3.  Transmission and/or distribution revenues, excluding
                    transactions with affiliates

        These three factors have been determined to be the most appropriate for the Utility Subsidiaries in the FirstEnergy system. Each factor will be weighted equally so that no one facet of the electric utility operations inordinately influences the distribution of Indirect Costs. This allocation method will be used in the following ServeCo departments: Administrative Services, Corporate, Controllers, Customer Service, Economic Development, Internal Audit, Transmission and Distribution Technical Services, Workforce Development, Communications, Corporate Affairs and Community Involvement, FirstEnergy Technologies, Investor Relations, Rates and Regulatory Affairs, Real Estate and Legal.

                c. "Multiple Factor - Non-Utility" - For the Indirect Costs for products or services solely benefiting the Non-Utility Subsidiaries, each Non-Utility Subsidiary so benefiting receiving the product or service will be charged a proportion of the Indirect Costs based upon the total assets of each Non-Utility Subsidiary, including the generating assets under operating leases from the Utility Subsidiaries. This allocation method will be used in the following ServeCo departments: Communications, Investment Management and Legal.

                d. "Multiple Factor - Utility and Non-Utility" - For the Indirect Costs for a product or service benefiting one or more of the Utility and Non-Utility Subsidiaries, each such Subsidiary so benefiting is first assigned a distribution ratio that is in proportion to the Indirect Costs based on FirstEnergy's equity investment in such Subsidiaries. Following this distribution, a subsequent allocation step will then occur. Among the Utility Subsidiaries, allocations will be based upon the "Multiple Factor-Utility." Among the Non-Utility Subsidiaries, allocations will be based upon "Multiple Factor - Non-Utility". This allocation method will be used in the following ServeCo departments: Administrative Services, Call Center, FirstEnergy Technologies, Technology & Support Services, Information Technology, Rates and Regulatory Affairs, Supply Chain, Controllers, Credit Management, Insurance Services, Treasury and Legal.

                e.  "Direct  Charge  Ratio" - The ratio of direct  charges for a
        particular  product  or  service  to  an  individual   Subsidiary  as  a
        percentage of the total direct charges for a particular product or service to all Subsidiaries benefiting from such services. Indirect Costs are then allocated to each Subsidiary based on the calculated ratios. This allocation method will be used by Information Technology Department of ServeCo.

                f. "Number of Customers Ratio" - For costs of products and services driven by the number of Utility customers, the allocation method that will be used will be the number of Utility customers for the respective Utility Subsidiary receiving the product or service divided by the total number of Utility customers. This allocation method will be used by the Customer Service Department of ServeCo.

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

                g. "Number of Shopping Customers Ratio" - A "shopping customer" is defined as a Utility customer who has selected a competitive electric generation supplier. For costs of products and services driven by the number of shopping customers, the allocation method that will be used will be the number of shopping customers for the respective Utility Subsidiary receiving the product or service divided by the total number of shopping customers. This allocation method will be used by the Customer Service Department of ServeCo.

                h. "Number of Participating  Employees - General" - For costs of products and services driven by all participating employees within the FirstEnergy system, the allocation method that will be used will be the number of participating employees for the respective Subsidiary receiving the product or service divided by the total number of participating employees. This allocation method will be used in the following ServeCo departments: Workforce Development, Corporate Affairs and Community Involvement, Human Resources and Industrial Relations.

                i. "Number of Participating Employees - Utility and Non-Utility"
        - For costs of products and services driven by participating employees who work for the Utility and Non-Utility Subsidiaries, the Subsidiaries receiving the product or service are first assigned a distribution ratio that is in proportion to the Indirect Costs based on FirstEnergy's equity investment in the respective groups. Costs are further allocated by using the number of participating employees for the respective Subsidiary divided by the total number of participating FirstEnergy employees. This allocation method will be used in the following ServeCo departments: Communications, Human Resources, Investment Management and Legal.

                j. "Gigabytes Used Ratio" - Number of gigabytes utilized by a Subsidiary receiving the product or service divided by the total number of gigabytes used by the FirstEnergy system companies applicable to that respective product or service. This allocation method will be used by the Information Technology Department of ServeCo.

                k. "Number of Computer Workstations Ratio" - Number of computer workstations utilized by a Subsidiary receiving the product or service divided by the total number of computer workstations in use by the FirstEnergy system companies applicable to that respective product or service. This allocation method will be used by the Information Technology Department of ServeCo.

                l. "Number of Billing Inserts Ratio" - Number of billing inserts performed for a Subsidiary receiving the product or service divided by the total number of billing inserts performed for the FirstEnergy system companies applicable to that respective product or service. This allocation method will be used by the Information Technology Department of ServeCo.

                m. "Number of Invoices Ratio" - Number of invoices processed for a Subsidiary receiving the product or service divided by the total number of invoices processed for the FirstEnergy system companies applicable to that respective product or service. This allocation method


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        is not currently in use but will be used by the Controller's  Department
        of  ServeCo  once  some  historical   information  is  available  within
        FirstEnergy's automated system.

                n. "Number of Payments Ratio" - Number of monthly payments processed for a Subsidiary divided by the total monthly number of payments processed for the FirstEnergy system companies applicable to that respective product or service. This allocation method will be used by the Customer Service Department of ServeCo.

                o. "Daily Print Volume" - Average daily print volume performed for a Subsidiary receiving the service divided by the total average daily print volume performed for the entire FirstEnergy system. This allocation method will be used by the Information Technology Department of ServeCo.

                p. "Number of Intel Servers" - Number of Intel servers utilized by a Subsidiary receiving the product or service divided by the total number of Intel servers utilized by the FirstEnergy system. This allocation method will be used by the Information Technology Department of ServeCo.

                q. "Application Development Ratio" - Number of application development hours budgeted for a Subsidiary receiving the service divided by the total number of budgeted application development hours for the year. This allocation method will be used by the Information Technology Department of ServeCo.

                r. "Server Support Composite" - The average ratio of unix gigabytes, SAP gigabytes and Intel number of servers for a Subsidiary receiving the service. This allocation method will be used by the Information Technology Department of ServeCo.

        The operations of, and services performed by, ServeCo will be essentially the same as those undertaken by GPU Service, except that GPU Service employees who worked for what was known as the "GPU Operations Division" have been transferred to the various operating utilities and thus those "operations-related" services will not be performed by ServeCo, but will be undertaken at the operating utility level. All other services offered by ServeCo will be the same as those offered by GPU Service.

        2.    Internal Audit Procedures

        The Internal Audit division ("IA") of FirstEnergy has undertaken a five-phase audit of ServeCo that is expected to take place over the next three to five years. Phase I, which has been completed, was a proactive review of ServeCo's processes, approaches, assessment tables and cost allocation methodologies. At the completion of this phase of the audit, which was prior to the SAP implementation, IA concluded that the cost allocation methodologies were consistent with management intent and followed the guidelines set forth in Exhibit A to the Service Agreement.

        Phase II, which is expected to be completed by September 4, 2004, is a detailed review to ensure that the ServeCo employees are implementing processes and inputting charges correctly to comply with the Act. This phase is scheduled to begin in late 2003 or early 2004. The multiple factor allocation formula will be reviewed to determine if the five percent charged to FirstEnergy is a reasonable amount so that FirstEnergy is allocated a fair and equitable amount of ServeCo's charges.

        Phase III, which is expected to begin by October 1, 2004, will be a review of the ServeCo allocation methods, a review and validation of ServeCo's billing methodologies. Additionally, IA will review ServeCo's budget process including its cost controls, cost accountability, reports, budget variances and the role of operating company management in the budgeting process. IA will also review tax allocations in this phase of the audit.

        Phase IV, which is expected to begin by January 1, 2005, will consist of a review of benchmarking data to determine whether pricing of services is at an appropriate level and whether the quality of services that are provided is adequate. Finally, Phase V will be a review of the Service Agreement vis-a-vis the scope of service described therein and the actual services provided.

        The following chart illustrates the organization of ServeCo.

                           FIRSTENERGY SERVICE COMPANY
                              ORGANIZATION CHART
             ----------------------------------------------------------
            |  BOARD OF DIRECTORS                                      |
            |----------------------------------------------------------|
            |  CEO, FirstEnergy Service Company                        |
             ----------------------------------------------------------|
               |  Senior Vice President & General Counsel              |
               |-------------------------------------------------------|
               |     | Legal Services                                  |
               |     |-------------------------------------------------|
               |     | Claims                                          |
               |-------------------------------------------------------|
               |     | Corporate, Real Estate and Administrative       |
               |     |    Services                                     |
               |     |-------------------------------------------------|
               |  Senior Vice President & Chief Financial Officer      |
               |-------------------------------------------------------|
               |     | Controller's Dept. (Accounting, Taxes, Budgets  |
               |     |                     & Financial Analysis)       |
               |     |-------------------------------------------------|
               |     | Treasury                                        |
               |     |-------------------------------------------------|
               |     | Corporate Risk                                  |
               |     |-------------------------------------------------|
               |     |    | Credit Management                          |
               |     |    |--------------------------------------------|
               |     |    | Insurance Services                         |
               |     |    |--------------------------------------------|
               |     |    | Enterprise Risk Management                 |
               |     |-------------------------------------------------|
               |     | Investor Relations                              |
               |     |-------------------------------------------------|
               |     | Internal Audit                                  |
               |     |-------------------------------------------------|
               |     | Rates & Regulatory Affairs                      |
               |     |-------------------------------------------------|
               |     | Investment Management                           |
               |     |-------------------------------------------------|
               |     | Performance Planning                            |
               |-------------------------------------------------------|
               |  Senior Vice President, Technology & Support Services |
               |-------------------------------------------------------|
               |  Senior Vice President, Corporate Affairs and         |
               |    Community Involvement, Human Resources             |
               |    and Communications                                 |
               |-------------------------------------------------------|
               |     | Corporate Affairs and Community Involvement     |
               |     |-------------------------------------------------|
               |     | Human Resources                                 |
               |     |-------------------------------------------------|
               |     |    | Industrial Relations                       |
               |     |-------------------------------------------------|
               |     | Communications                                  |
               |     |-------------------------------------------------|
               |-------------------------------------------------------|
               |  President & COO, FirstEnergy Service Company         |
                -------------------------------------------------------|
                     | FirstEnergy Technologies                        |
                     |-------------------------------------------------|
                     | Energy Delivery & Customer Service              |
                     |-------------------------------------------------|
                     |    | Call Center                                |
                     |    |--------------------------------------------|
                     |    | Customer Service                           |
                     |    |--------------------------------------------|
                     |    | Economic Development                       |
                     |    |--------------------------------------------|
                     |    | Workforce Development                      |
                     |    |--------------------------------------------|
                     |    | Transmission & Distribution Technical Svc  |
                     |-------------------------------------------------|
                     | Business Development                            |
                     |-------------------------------------------------|
                     | Governmental Affairs                            |
                     |-------------------------------------------------|
                     | Information Technology                          |
                     |-------------------------------------------------|
                     | Supply Chain                                    |
                      -------------------------------------------------

        D. Services to be rendered by certain Utility Subsidiaries to each other.

        FirstEnergy organizes and conducts its Utility Subsidiary operations on a regional basis.5 These regions operate and are managed as separate business units. The regional structure focuses on moving accountability and decision making closer to customers with an emphasis on decentralized operations and providing cost effective, high-quality service to customers.

        Because of this decentralized, regional approach, certain regional support services (such as Human Resources, Workforce Development and Business Services) will be accounted for in the appropriate Utility Subsidiary. In the case of Western Region - Ohio and Eastern Region - Ohio, the employees who must provide service to more than one legal entity will continue to charge their time in a fair and equitable manner to all Utility Subsidiaries within that region, rather than be accounted for in the ServeCo.6 At the current time, it is expected that less than 70 employees will perform the following types of service pursuant to this arrangement: Human Resources, Dispatching, Forestry, Claims, Stores Services, Transformer Shop and Facilities, Supervising and Regional President Staff, Line Services, Substation Services, Engineering Services, Walk-In Centers, Customer Service, Credit, Meter Reading, Meter Services, Garage Services, Facilities Services, Regional Administration, VP Administration, Customer Support, Line Operations and Line Services. In addition, from time to time, one Utility Subsidiary may request other services from another Utility Subsidiary. These services will be provided at cost in accordance with Rules 90 and 91 and billed to the receiving Utility Subsidiary(ies), at cost as set forth in accordance with a Utility-to-Utility Service Agreement, the form of which is filed herewith as Exhibit N-8.7 It is expected that most of the services provided pursuant to the Utility-to-Utility Service Agreement will be direct
--------------------
5 There are nine regions in three states: Western Region - Ohio; Northern Region
- Ohio; Central Region - Ohio; Southern Region - Ohio; Eastern Region- Ohio; Western Region - Pennsylvania; Eastern Region - Pennsylvania; Northern Region - New Jersey; and Central Region - New Jersey. Each region has a "Regional President", as well as a management and support team that reports to the Regional President. For the most part, each region is entirely within a particular Utility Subsidiary's service territory. However, two regions - Western Region - Ohio and Eastern Region - Ohio -- include parts of several Utility Subsidiaries. Western Region - Ohio, includes all of Toledo Edison and 990 square miles of Ohio Edison's service territory in Sandusky, Ohio. The Eastern Region - Ohio covers the eastern 2,517 square miles of Ohio Edison, 661 square miles of Cleveland Electric and all 1,112 square miles of Penn Power.
6 Of the approximately 5,500 employees in nine Regions, less than 70 employees provide the "regional" support services discussed herein. Applicants state that the total amount charged for services pursuant to these arrangements for the year 2002 was approximately $3.4 million. This amount is estimated based on average wages including fringes utilizing the hours estimated by each utility providing the services. A breakdown of these services in provided in Exhibit N-10 hereto.
7  The  Commission  has  previously  authorized  utility companies  in a holding company system to render service to each other.  See e.g.,  Ameren  Corporation,
                                                 --- ---    ------  -----------
Holding Co. Act Release No. 26809 (Dec. 30, 1997); CP&L Energy,  Holding Co. Act
                                                   -----------
Release No. 27284 (Nov.27, 2000).

charged. Other costs not directly assigned will be allocated to the utility subsidiary benefiting from the service, utilizing a combination of the multiple factor-utility and the number of customers formula specified in the Agreement. This will allow the regional management to operate regions as separate units, and provide the most effective service possible to the customers of the Utility Subsidiaries. ServeCo will include in each U-13-60 that it files with the Commission information regarding the services provided under the Utility-to-Utility Service Agreement with respect to what entities have provided services, what entities have received services and the type of services provided.

        None of the services provided pursuant to the Utility-to-Utility Service Agreement are services that would typically be provided by mutual service companies approved by the Commission in accordance with Rule 88 under the Act. Indeed, Applicants maintain that it would be problematic if a mutual service company were to provide such services. These services will not encroach upon, or be duplicative of, the services provided by ServeCo. No decision-making functions will be offered pursuant to the Utility-to-Utility Service Agreement.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

        FirstEnergy estimates that the additional fees, commissions and expenses incurred or to be incurred in connection with the proposed transaction will not exceed $25,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.
        -------------------------------

        Section 13(b) of the Act and Rule 88 thereunder are applicable to the proposed transaction. FirstEnergy believes that ServeCo has been organized so as to comply with Section 13(b) of the Act and the Commission's rules and regulations thereunder. In this regard, Rule 88 provides that "[a] finding by the Commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or to be conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by Rule 90), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified" in the instructions for that form, by such company or the persons proposing to organize it. Notwithstanding the foregoing language, the Commission has on several recent occasions made findings under Section 13(b) based on information set forth in an Application/Declaration on Form U-1, without requiring the formal filing of a Form U-13-1. See SCANA Corp., Holding Co. Act Release No. 27133 (Feb. 9, 2000);
             --------------
New Century Energies,  Holding Co. Act Release No. 26748 (Aug. 1, 1997); CINergy
--------------------                                                     -------
Corp.,  Holding Co. Act Release No. 26146 (Oct. 21, 1994); UNITIL Corp., Holding
----                                                       -----------
Co. Act Release No. 25524 (April 24, 1992). In this Post-Effective Amendment, FirstEnergy has submitted substantially the same information for ServeCo as would have been submitted in a Form U-13-1. Accordingly, it is submitted that it is appropriate to find that ServeCo is so organized and its business will be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Post-Effective Amendment should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

        The proposed transaction is also subject to the requirements of Rule 54. Rule 54 provides that in determining whether to approve an application by a registered holding company which does not relate to any exempt wholesale generator ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a),
(b) and (c) of Rule 53 are satisfied.

        The proposed transactions are also subject to the requirements of Rules 53 and Rule 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through
(b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied.

        FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). In the Merger Order, the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so that FirstEnergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a) which, based on FirstEnergy's consolidated retained earning of $1.84 billion as of March 31, 2003, would be $920 million. The Merger Order also specifies that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy's operating utilities ("GenCo Investments"). FirstEnergy has made the commitment that through June 30, 2003, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments ("Other
Investments")  will not  exceed  $1.5  billion  (the  "Modified  Rule 53 Test").

        As of March 31, 2003, and on the same basis as set forth in the Merger Order, FirstEnergy's aggregate investment in EWGs and FUCOs was approximately $1.31 billion,8 an amount significantly below the $5 billion amount authorized in the Merger Order. Additionally, as of March 31, 2003, consolidated retained earnings were $1.84 billion. By way of comparison, FirstEnergy's consolidated retained earnings as of December 31, 2001 were $1.52 billion.

        In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy's consolidated capitalization resulting from FirstEnergy's investments in EWGs and FUCOs. As of December 31, 2002, FirstEnergy's consolidated capitalization consisted of 33% common equity, 1.7% cumulative preferred stock, 1.9% subsidiary
- obligated mandatorily  redeemable preferred  securities,  58.3% long-term debt
--------------------
8 This $1.31 billion amount represents Current Investments only. As of March, 31, 2003, FirstEnergy had no Genco Investments.

and 5.1% notes payable.  As of December 31, 2001,  those ratios were as follows:
30.3% common equity, 3.1% cumulative preferred stock, 2.2% subsidiary-obligated mandatorily redeemable preferred securities, 60.9% long term debt and 3.5% notes payable. Additionally, the proposed transactions will not have any material impact on FirstEnergy's capitalization. Further, since the date of the Merger Order, FirstEnergy's investments in EWGs and FUCOs have contributed positively to its level of earnings, other than for the negative impact on earnings due to FirstEnergy's writedowns of its investments in Avon Energy Partners Holdings ("Avon") and GPU Empresa Distribuidora Electrica Regional S.A. ("Emdersa").9

        Further, since the date of the Merger Order, and, after taking into account the effects of the Merger, there has been no material change in FirstEnergy's level of earnings from EWGs and FUCOs.

        The Utility Subsidiaries are financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior unsecured debt. The following chart includes a breakdown of the senior, unsecured credit ratings for those Utility Subsidiaries that have ratings:
--------------------
9 At the time of the Merger Order, FirstEnergy identified certain former GPU EWG and FUCO investments for divestiture within one year. Among those identified were Avon, a holding company for Midlands Electricity plc, an electric distribution business in the United Kingdom and Emdersa and affiliates, an electric distribution business in Argentina. In May 2002, FirstEnergy sold 79.9% of its interest in Avon, and in the fourth quarter of 2002, recorded a $50 million charge ($32.5 million net of tax) to reduce the carrying value of its remaining 20.1% interest. Additionally, FirstEnergy did not reach a definitive agreement to sell Emdersa as of December 31, 2002, and therefore, the Emdersa assets could no longer be treated as "assets pending sale" on the FirstEnergy consolidated balance sheets. On November 1, 2002, FirstEnergy began consolidating the results of Emdersa's operations in its financial statements. In the fourth quarter of 2002, FirstEnergy recorded a one-time, after-tax charge of $88.8 million (comprised of $104.1 million in currency transaction losses arising principally from U.S. dollar denominated debt, offset by $15.3 million of operating income). In addition to the currency transaction losses, FirstEnergy recognized a currency translation adjustment in other comprehensive income of $91.5 million as of December 31, 2002. These accounting charges, in the aggregate, resulted in a $212.8 million decrease in FirstEnergy's consolidated capitalization of $21.55 billion as of December 31, 2002, which amount includes short-term borrowings.

            Subsidiary        Standard & Poors10   Moody's11    Fitch12

            Ohio Edison             BBB-              Baa2        ---
            Cleveland Electric      BBB-              Baa3        ---
            Toledo Edison           BBB-              Baa3        BB
            Penn Power              BBB-              Baa2        ---
            JCP&L                   BBB               ---         ---
            Met-Ed                  BBB               ---         ---
            Penelec                 BBB               A2          BBB+

        FirstEnergy  satisfies all of the other conditions of paragraphs (a) and
(b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.


ITEM 4. REGULATORY APPROVALS.
        --------------------

        The New Jersey Board of Public Utilities ("NJBPU") and the Pennsylvania Pubic Utility Commission ("PPUC") have jurisdiction under their respective state affiliate interests statutes over the proposed Service Agreement, as it relates to the Utility Subsidiaries that are subject to regulation by those commissions. On February 4, 2003, the PPUC approved the Service Agreement. The NJBPU has not, as yet, issued a final determination with respect to the Service Agreement in accordance with N.J.S.A. 48:3-7.1. JCP&L and ServeCo intend to act in accordance with the terms of the Service Agreement effective June 1, 2003, subject to any subsequent decision by the NJBPU with respect to JCP&L's acting thereunder, which decision could have a retroactive effect. The NJBPU may, after hearing, disapprove the Service Agreement if it determines that the Service Agreement is contrary to the public interest, violates New Jersey or federal law or fixes price or compensation exceeding the fair price or fair compensation for the property to be furnished, the work to be done or the services to be rendered. If the NJBPU disapproves the Service Agreement, then Applicants will file with the Commission any order issued by the NJBPU and seek any necessary approval of the Commission. The Commission has approved similar state commission arrangements with respect to service company authorization. Great Plains Energy Inc., HCAR No. 27662 (Mar. 31, 2003). No other State commission, and no Federal commission, other than this Commission has jurisdiction over the proposed transaction.
--------------------
10  Standard & Poor's Rating Services
11  Moody's Investors Service, Inc.
12  Fitch, Inc.

ITEM 5. PROCEDURE.
        ---------

        FirstEnergy requests that the Commission issue a supplemental order approving the interim operations proposed herein not later than June 1, 2003. It is further requested that: (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Division of Investment Management be permitted to assist in the preparation of the Commission's decision and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

        (a)   Exhibits:

              D-12     -  Application of JCP&L to NJBPU for Approval of
                          Service Agreement -- previously filed.

              D-13     -  NJBPU Order -- to be filed by amendment.

              D-14     -  Application of Penn Power, Penelec and Met-Ed to
                          PPUC for Approval of Service.

              D-15     -  PPUC Order.

              F-1.2(a) -  Opinion of Gary D. Benz, Esq.

              N-7      -  Revised Form of Service Agreement (including
                          Allocation Methods).

              N-8      -  Utility-to-Utility Service Agreement - previously
                          filed.

              N-9      -  Policies and Procedures Manual - Paper filing only.

              N-10     -  Breakdown of Services Provided in 2002 pursuant to
                          Utility-to-Utility Arrangement

        (b)   Financial Statements:

              Omitted as not relevant to the proposed transaction.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.
        ---------------------------------------

        (a) The proposed transaction does not involve a major Federal action significantly affecting the quality of the human environment.

        (b) No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                                   SIGNATURES


        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalves by the undersigned thereunto duly authorized.


                                 FIRSTENERGY CORP.
                                 FIRSTENERGY SERVICE COMPANY
                                 OHIO EDISON COMPANY
                                 THE CLEVELAND ELECTRIC ILLUMINATING COMPANY
                                 THE TOLEDO EDISON COMPANY
                                 PENNSYLVANIA POWER COMPANY
                                 JERSEY CENTRAL POWER & LIGHT COMPANY
                                 METROPOLITAN EDISON COMPANY
                                 PENNSYLVANIA ELECTRIC COMPANY

                                 By:     /s/Harvey L. Wagner
                                     -----------------------------
                                            Harvey L. Wagner
                                     Vice President and Controller

Date:    June 30, 2003